Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 27, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 26, 2005, entitled “BOARD APPOINTMENTS”.

26 July 2005

BOARD APPOINTMENTS

Vodafone Group Plc announces the following Board changes, which become effective at the conclusion of the Company’s Annual General Meeting being held today.

As announced on 13 October 2004, Andrew (Andy) Halford is appointed Chief Financial Officer of Vodafone Group Plc. He succeeds Ken Hydon who, after 20 years as Vodafone’s Financial Director, retires at the conclusion of the Annual General Meeting.

Commenting on Ken Hydon’s retirement, Lord MacLaurin, Chairman of the Company, said: “Ken’s energy and enthusiasm have been uplifting for all those who have worked with him and for him. His firm control of the financials and his wise counsel has played a huge part in the success of the Company. I and all his colleagues send him our thanks and best wishes for a very happy and well deserved retirement.”

Sir David Scholey, a non-executive director of Vodafone since 1998, also retires from the Board following today’s Annual General Meeting.

In addition, changes to the Chairmanship of the two Board Committees are announced today. Dr Michael Boskin succeeds Paul Hazen as Chairman of the Audit Committee and Luc Vandevelde succeeds Penny Hughes as Chairman of the Remuneration Committee.

- ends -

For further information:

Vodafone Group Plc

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2005	By:
Name: Stephen R. Scott
Title: Company Secretary